

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2013

<u>Via E-mail</u>
Mr. Nasser Nassiri
President, CEO and Chairman
Biocoral, Inc.
12-14 rue Raymond Ridel, 92250
La Garenne Colombes, France

     Re: Biocoral, Inc.
             Form 10-K for the Year Ended December 31, 2011
             Filed May 7, 2012
             File No. 1-34059

Dear Mr. Nassiri:

     We issued comments to you on the above captioned filings on May 7, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 12, 2013.

     If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

     Please contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3429 if you have any questions.

                        Sincerely,

                        /s/ Kristi Marrone

                        Kristi Marrone
                        Staff Accountant

cc: Ms. Mary O'Hara, Griffits O'Hara LLC (*via e-mail*)